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                                               Exhibit F


       25 RESEARCH DRIVE, WESTBOROUGH, MASSACHUSETTS 01582
       ===================================================



                             December 26, 1995



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Commission File No. 70-8675

Dear Ladies and Gentlemen:

     I am of counsel to New England Electric System (the Company), New England Power Company (NEP), and Massachusetts Electric Company (MEC) (collectively, the Applicants), with respect to certain transactions in connection with the Company's proposed acquisition of Nantucket Electric Company (NEC). I am furnishing this opinion to you in connection with the joint application/declaration (the Application) on Form U-1, as amended, of the Applicants. Terms not otherwise defined herein have the meanings attributed to them in the Application.

     As more fully set forth in the Application, the Company proposes to acquire NEC for the Company's common shares based on a purchase price of $125 per share or $3.5 million plus an interest rate equivalent to the amount from March 22, 1995 to the closing. To facilitate this transaction, the Company proposes to form NEWCO, a wholly-owned subsidiary of the Company, to merge with and into NEC, with the surviving corporation (Surviving Corporation) having all the rights, interests, and obligations of NEC. To accomplish this transaction the Company would have to issue not in excess of 160,000 of its common shares.

     The Surviving Corporation proposes to finance certain Cable Facilities through the issuance of tax-exempt debt and equity funds. The Surviving Corporation would issue to the Massachusetts Industrial Finance Agency (MIFA) up to $28 million of New Bonds. The issuance of these New Bonds should meet the requirements of Rule 52 since the Massachusetts Department of Public Utilities (MDPU) has specifically approved their issuance and sale by Order dated October 10, 1995. MEC has agreed to enter into a Credit and Operating Support Agreement with Surviving Corporation and to provide guarantees of indebtedness to MIFA. The MDPU has also specifically approved these commitments by MEC.


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Securities and Exchange Commission
Page Two
December 26, 1995


     The Surviving Corporation also seeks short-term borrowing authority of $5,000,000 through October 31, 1997 and authority to borrow and lend money in the Company's Money Pool (approved by the Commission in its File No. 70-7765).

     Finally, NEP proposes to acquire certain generation assets of Surviving Corporation as set forth in the Application.

     I am a member of the bar of the Commonwealth of Massachusetts. Based upon the foregoing, it is my opinion that, if the proposed transactions for which approval has been requested are consummated in accordance with the Application, and subject to appropriate action by your Commission under the Act:

     (a) All state laws applicable to the proposed transactions will have been complied with;

     (b) Each of the applicants are validly organized and duly existing; and the common shares issued by the Company has been validly issued, fully paid and nonassessable, and the holders thereof are entitled to the rights and privileges appertaining thereto set forth in the Company's Declaration of Trust defining such rights and privileges;

     (c) Consummation of the proposed transactions will not violate the rights of the holders of any securities issued by the Applicants or any associate company thereof.

     I hereby consent to the use of this opinion as part of the filing of the Application in connection with the proposed transactions.

                             Very truly yours,

                             s/Kirk L. Ramsauer

                             Kirk L. Ramsauer
                             Assistant General Counsel